UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On May 29, 2014, the Company filed with the Israel Securities Authority its Hebrew-language quarterly report in accordance with Israeli law.  The Company's unaudited consolidated condensed income statements for each of the three-month period ended March 31, 2013 and 2014 and consolidated condensed balance sheets as of December 31, 2013 and March 31, 2014, attached as an exhibit to this report and incorporated herein by reference, have been prepared in accordance with the international financial reporting standards (“IFRS”), as issued by the international accounting standards board (“IASB”) and not in accordance with generally accepted accounting principles in the Unites States (US GAAP).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: May 29, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	Unaudited Condensed Interim Consolidated Financial Statements (IFRS) as of and for the three months ended March 31, 2014